As filed with the Securities and Exchange Commission on October 5, 2001
                                               Registration No. 333-[__________]

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------

                                 ELOQUENT, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                            7379                        94-3221868
(State or other jurisdiction of     (Primary Standard Industrial         (I.R.S. Employer
incorporation or organization)       Classification Code Number)      Identification Number)

                      2000 Alameda De Las Pulgas, Suite 100
                               San Mateo, CA 94403
                                 (650) 294-6500
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                             Clifford A. Reid, Ph.D.
                Chairman Of The Board And Chief Executive Officer
                                 Eloquent, Inc.
                      2000 Alameda De Las Pulgas, Suite 100
                               San Mateo, CA 94403

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                  ------------

                                   Copies to:

                               Kenneth L. Guernsey
                                Jodie M. Bourdet
                                Edward A. Deibert
                               Cooley Godward LLP
                         One Maritime Plaza, 20th Floor
                             San Francisco, CA 94111
                                 (415) 693-2000

                                  ------------

        Approximate date of commencement of proposed sale to the public:
    As soon aspracticable after the Registration Statement becomes effective.

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                                       1.

       If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

       If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                                            CALCULATION OF REGISTRATION FEE
------------------------- -------------------- ------------------------- ------------------------- -------------------
   Title of Class of            Amount             Proposed Maximum          Proposed Maximum          Amount of
    Securities to be             to be            Offering Price per        Aggregate Offering      Registration Fee
       Registered           Registered (1)            Share (2)                 Price (2)
------------------------- -------------------- ------------------------- ------------------------- -------------------
Common Stock, par value
    $0.001 per share        849,995 shares              $0.69                  $586,496.55              $146.62
------------------------- -------------------- ------------------------- ------------------------- -------------------

(1) This registration statement shall cover any additional shares of our common stock which become issuable by reason of any stock dividend, stock split, recapitalization or any other similar transaction effected without the receipt of consideration that results in an increase in the number of shares of our outstanding common stock.

(2) Estimated solely for the purpose of calculating the registration fee based on the average of the high and low sales prices of the common stock on the Nasdaq National Market on October 3, 2001.

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         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission (the "SEC"), acting pursuant to said Section 8 (a), may determine.

                                       2.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             Subject to Completion,
                                 October 5, 2001

                                 ELOQUENT, INC.

                                 849,995 Shares

                                  Common Stock


The Selling Stockholders:  The   selling   stockholders   identified   in   this
                           prospectus are selling 849,995 shares of our common stock. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

Offering Price:            The selling stockholder may sell the shares of common
                           stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section entitled "Plan of Distribution" on page
                           16.

Trading Market:            Our  common  stock is traded on the  Nasdaq  National
                           Market under the symbol "ELOQ." On October 3, 2001, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $0.69 per share.

Risks: Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page seven.

         The shares offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is October ___, 2001

         Eloquent and the Eloquent logo are trademarks of Eloquent, Inc. All other trademarks are the property of their respective owners.

                                       3.

Special Note on Forward-Looking Statements

         This prospectus contains forward-looking statements. These statements relate to our future plans, objectives and expectations and our current intentions. In some cases, you can identify these statements by the use of words such as "anticipates," "believes," "may," "should," "will," "could," "plans," "expects," "future," "intends" and similar expressions. Each of these forward-looking statements involves risks and uncertainties. In addition to forward-looking statements made by us, this prospectus also contains forward-looking statements attributed to certain third parties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described above and elsewhere in this prospectus. We will not update these forward-looking statements, even though our situation may change in the future. Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties including but not limited to those discussed in the section entitled "Risk Factors" beginning on page seven.

                               PROSPECTUS SUMMARY

         The following is a summary of our business. You should carefully read the section entitled "Risk Factors" in this prospectus, our Annual Report on Form 10-K/A for the year ended December 31, 2000, as amended by Amendment No. 1, our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2001 and March 31, 2001, and our Report on Form 8-K filed with the SEC on July 6, 2001 and amended on Form 8-K/A filed with the SEC on September 7, 2001 for more information on our business and the risks involved in investing in our stock.

                                  Our Business

Overview

         Eloquent provides rich media solutions for business-to-business communications. "Rich media" is the combination of video, audio, sophisticated graphics and text into a synchronized, interactive, navigable and searchable format. We have developed a unique, proprietary solutions platform consisting of software and services that we use to create and deliver rich media presentations, or "events," on behalf of our customers. Our software solutions platform allows enterprises to organize, manage, secure, personalize and enrich all forms of streaming content. Additionally, it offers advanced integration, search, navigation and analysis features and supports high-resolution video. Our customers, which are primarily large companies, use our solutions to communicate time-sensitive, business-critical information to target audiences, primarily customers, employees and business partners, in an effective, consistent and cost-efficient manner. Our rich media events can be delivered over Web-based channels, including the World Wide Web, intranets and extranets, and CD-ROMs to be viewed by end users on their personal computers. Since our inception in March 1995, we have produced content for more than 250 customers.

         In February 1996, we launched Version 1.0 of our solutions platform, which included the essential elements of content production and navigation, including synchronized video, audio, graphics and text as well as searchable transcripts, for delivery on CD-ROM only. In July 1996, we launched Version 2.0, which expanded delivery from CD-ROM to intranets, included searchable slides and added variable speed playback. In November 1997 we launched Version 3.0. It further expanded delivery options to include Web-based transmissions at 28.8 Kbps and added tracking and reporting and software demonstrations. In April 1998, we introduced our content hosting service and software. In January 1999, we launched our professional services organization to provide integration services and professional media development services. In April 1999, we launched Version 4.0 of our solutions platform, which added support for high-resolution video and the ability for application developers to customize certain aspects of our software. In December 1999, we launched Version 5.0, which offers advanced integration, search navigation and analysis features. In August 2000, we launched Version 6.0, which allows enterprises to organize, manage, secure, personalize and enrich all forms of streaming content. In May 2001, we
introduced   Eloquent   LaunchForce,   a  rich  media   application  that  helps
organizations manage their complex product launches through interactive presentations that incorporate video, audio, slides, demos, text, and Q&A. The presentations can be created by our customer with the application or created by Eloquent.

         We generate revenue through software licenses and maintenance, content production services and professional services. Our software licenses revenue consists of one-time fees charged for the use of our desktop

                                       4.

player and applications server software and monthly fees for content hosting. Our maintenance revenue consists of prepaid contracts related to software, which are recognized over the contract term, usually one year. For each content production transaction, we charge our customers a fixed project set-up fee plus a fee for each hour of finished content. Our professional services revenue is from contracted services to customize the content and software for our customers. Most of our revenue to date has been from our content production services. We expect content production services to produce the largest portion of our revenue for the foreseeable future, but we intend to increase sales of our applications server software and content hosting so that software license revenue constitutes an increasing percentage of our revenue. The gross margin attributable to software license revenue is significantly higher than that of our content production services. We cannot assure you that we will be able to increase the proportion of software license revenue and, therefore, we cannot assure you that we will be able to proportionally improve our gross margin.

         We generally recognize content production revenue upon shipment of the final rich media event to the customer and software license revenue upon delivery of software to the customer. Content production service revenue includes revenue for CD-ROM duplication. We recognize this revenue upon shipment of the duplicated CD-ROMs. The revenue for software licenses is recognized upon shipment, or upon notification by the customer, dependent on the delivery medium. We recognize revenue for maintenance and content hosting ratably over the period of the maintenance or content hosting contract. We recognize professional services revenue on a percentage of completion basis as services are performed.

         A limited number of large customers have accounted for a majority of our revenue, and will continue to do so for the foreseeable future. One customer accounted for more than 10% of our total revenue for the three months ended June 30, 2001 and 2000. One customer accounted for more than 10% of our revenue for the six months ended June 30, 2000. Two customers accounted for more than 10% of our revenue during the six months ended June 30, 2001. To date, most of our customers have been in the telecommunications, software, high-technology manufacturing, financial services and pharmaceuticals industries.

         Stock-based compensation charges consist primarily of charges related to the difference between employee option exercise prices and deemed fair market values on the date of grant amortized over the vesting period of the options. Through June 30, 2001, we have recorded a total of $13.4 million in stock-based compensation charges in connection with stock option grants to our employees and consultants, which is being amortized using an accelerated method of amortization as described in Financial Accounting Standards Board Interpretation No. 28, over the vesting periods of the options, generally four to five years.

         We have not achieved profitability on a quarterly or annual basis to date and we anticipate that we will continue to incur net losses for the foreseeable future. As of June 30, 2001, we had an accumulated deficit of $97.0 million. In December 2000, we announced a plan to restructure operations and gave notice of termination to 80 employees and consultants. The restructuring is intended to better align us with future market opportunities brought about by our new product introductions and to reduce cash expenditures prior to revenue growth. We expect to increase our operating expenses commensurate with increases in revenue. If we are not able to increase revenue, our business, financial condition and operating results would suffer.

         We have experienced and expect to continue to experience seasonality in our business. Due to the marketing cycles of our customers, sales of our content production services generally tend to be lower in the fourth calendar quarter of each year. Because the market for rich media business-to-business communications using the Web is still new, additional seasonal and other patterns in the usage of our products and services may emerge as the market matures.

         Our company incorporated in Delaware in March 1995. Our executive offices are located at 2000 Alameda De Las Pulgas, Suite 100, San Mateo, CA
94403. Our telephone number is (650) 294-6500. Our Web site is located at www.eloquent.com. Information contained on our Web site does not constitute part of this offering memorandum.

                                       5.

Recent Events

         On  July  5,  2001,  we  acquired  Rebop  Media,   Inc.,  a  California
corporation ("Rebop"). Pursuant to the Merger Agreement, we acquired all outstanding shares of capital stock of Rebop, and Rebop became a wholly owned subsidiary of Eloquent on July 5, 2001. As consideration for the acquisition of Rebop, the former shareholders of Rebop, including Clifford A. Reid, an officer and director of Eloquent, received an aggregate of 802,481 shares of Eloquent common stock valued at approximately $1.1 million at the announcement date and approximately $3.8 million in cash. In addition, the former Rebop option holders received options to purchase an aggregate of 47,514 shares of Eloquent common stock valued at approximately $0.1 million at the announcement date. The source of the funds used for the acquisition was Eloquent's cash reserves. At the closing of the acquisition, ten percent of the stock issued and cash paid to the former shareholders of Rebop was placed in escrow to secure certain indemnification obligations contained in the Merger Agreement. Subject to outstanding claims, the escrow will terminate six months following the closing.

                                       6.

                                  RISK FACTORS

         Our business, financial condition or operating results could be seriously harmed by any of the following risks. In addition, the trading price of our common stock could decline due to any of the following risks, and you may lose all or part of your investment.

                          Risks Related to Our Business

Because we have a limited operating history, it may be difficult for you to evaluate our business and prospects.

         Eloquent was formed in March 1995. Thus, we have a limited operating history, which may make it difficult for you to evaluate our business. In part because we are subject to the risks, expenses and uncertainties frequently encountered by companies in new and rapidly evolving technology and Web-related markets, we cannot be sure that our business model and future operating performance will yield the results that we seek. Moreover, because these markets are constantly changing, we may need to change our business model to adapt. We have not yet proven our ability, on a sustained basis, to achieve the following:

         -    maintain and expand our customer base;

         -    identify new applications for our existing products;

         -    expand and enhance our customer solutions;

         -    maintain market prices for our solutions despite competition;

         - effectively integrate any acquired businesses or technologies with our operations;

         - prevent technologies we use in our operations from failing or operating poorly; and

         -    identify, attract, retain and motivate qualified personnel.

         We may not be successful in achieving these objectives on a long-term basis. If we are unable to do so, our business, financial condition and operating results would suffer.

We expect to continue to incur losses, and as a result we may not achieve profitability.

         We have not achieved profitability on a quarterly or annual basis to date and we anticipate that we will continue to incur net losses for the foreseeable future. Our failure to achieve profitability could deplete our current capital resources and reduce our ability to raise additional capital. We incurred a net loss of approximately $10.9 million in the six months ended June 30, 2001 compared to $20.5 million in the six months ended June 30, 2000. As of June 30, 2001, we had an accumulated deficit of approximately $97.0 million. In December 2000, we announced a plan to restructure operations. The plan is intended to better align us with future market opportunities brought about by our new product introductions and to reduce cash expenditures prior to revenue growth. Under the plan, we gave notice of termination in December 2000 to over 80 employees and consultants. This resulted in excess equipment and furniture and unused leased facilities. Accordingly, we plan to reduce expenditures for office space, and we have written-off the carrying value of excess equipment and furniture, abandoned leasehold improvements and certain software and technology assets. In June 2001, we recorded additional restructuring expense relating to various office leases as part of our December 2000 restructuring plan. The restructuring charge reflects estimates of lease payments prior to sub-letting space and estimates of any rent differential between the contractual liability of Eloquent and current market rates. Although we have initiated actions to reduce cash expenditures and expenses, there can be no assurance that we will be successful in generating additional revenue or achieving profitability.

                                       7.

Our quarterly operating results are subject to significant fluctuations, and an unanticipated decline in revenue may cause our stock price to fall.

         In some future quarter, our operating results may be below the expectations of public market analysts and investors, which would cause the price of our common stock to fall. The factors that may cause our quarterly operating results to fall short of expectations include:

         - delays of large customer orders, which could prevent us from recognizing revenue until later quarters;

         - seasonal trends in sales of our solutions, which could result in lower quarterly revenue in the fourth quarter;

         - downward pressure on prices paid by our customers, as a result of competition or other factors, which could reduce our quarterly revenue even if we maintain or increase the number of sales;

         - new product and service introductions by our competitors, which could cause our competitors to capture revenue that we otherwise could have received;

         - increased costs incurred as we expand operations, increase our marketing efforts or undertake other initiatives, which could reduce our profit margin if not matched by a corresponding growth in revenue; and

         - technical difficulties or system downtime affecting the Web generally or the operation of our network or servers, which could cause customer dissatisfaction and reduce our revenue.

         We have experienced and expect to continue to experience seasonality in our business. Due to the marketing cycles of our customers, sales of our content production services generally tend to be lower in the fourth calendar quarter of each year. Because the market for rich media business-to-business communications using the Web is still new, additional seasonal and other patterns in the usage of our products and services may emerge as the market matures.

         Our quarterly operating results may fluctuate significantly in the future because of a variety of factors, many of which are outside our control. As a result, operating results for any particular quarter may not be indicative of future operating results.

We depend on a limited number of large customers for a majority of our revenue, so the loss of or delay in payment from one or a small number of customers could have a large impact on our revenue and operating results.

         If we were to lose a key customer, our business, financial condition and operating results would suffer. In addition, if a key customer fails to pay amounts it owes us, or does not pay those amounts on time, our revenue and operating results would suffer. A limited number of large customers have accounted for a majority of our revenue and will continue to do so for the foreseeable future. For example, our top 10 customers during the six months ended June 30, 2001 accounted for a majority of our revenue during that period. Due to our limited number of large customers, the cancellation or delay of a customer order during a given quarter is likely to significantly reduce revenue for the quarter.

The length of our sales cycle is uncertain and therefore could cause significant variations in our operating results.

         Because our customers are typically large corporations, the length of our sales cycle -- the time between an initial customer contact and completing a sale -- can be unpredictable. The time between the date of our initial contact with a potential new customer and the execution of a sales contract with that customer ranges from less than two weeks to more than three months, depending on the size of the customer, the application of our solution and other factors. Our sales cycle is also subject to delays as a result of customer-specific factors over which we have little or no control, including budgetary constraints and internal acceptance procedures. During the sales cycle, we

                                       8.

may expend substantial sales and management resources without generating corresponding revenue. Our expense levels are relatively fixed in the short term and are based in part on our expectations of our future revenue. As a result, any delay in our sales cycle could cause significant variations in our operating results, particularly because a relatively small number of customer orders represents a large portion of our revenue.

We may not be able to build an effective sales organization, which would prevent us from achieving the increased sales volume necessary for us to achieve profitability.

         In order to increase  our  revenue,  we must build an  effective  sales organization. If we do not do so, we will not be able to increase our sales sufficiently to achieve profitability. In connection with our recent restructuring, we reduced the size of our sales organization. Our future success will depend in part on our ability to recruit and retain additional, qualified sales personnel and to train and motivate such personnel. In the past, we have had difficulty recruiting, retaining and managing qualified sales personnel. We cannot guarantee that we will not encounter similar difficulties in the future. Competition for personnel, particularly in the San Francisco Bay Area, where we are located, is intense. Many of the companies competing with us for qualified sales personnel are larger and more established than we are and have greater financial resources than we do. This may make it even more difficult for us to recruit and retain such personnel.

         Our operational history suggests that the level of sales we achieve is generally determined by the number of sales personnel we employ. In 1998 and early 1999, we suffered a significant decline in sales to customers in the western United States primarily due to attrition in our West Coast sales force. If we experience turnover in our sales force in the future, our business, financial condition and operating results will suffer. Newly hired sales personnel generally do not become fully productive until they have worked for at least two quarters. Because of the time required to recruit new sales personnel and for them to become fully productive, an unanticipated loss of sales personnel could result in an under productive sales organization and reduced sales for a significant period of time.

We face intense competition for personnel, which could impair our ability to recruit and retain key personnel.

         Our ability to develop, market and sell our solutions and to maintain our competitive position depends on our ability to attract, retain and motivate highly skilled technical, sales and marketing and other personnel. There is a limited number of people with the necessary technical skills and understanding, and competition for their services, particularly in the San Francisco Bay Area, is intense. If we fail to recruit or retain these personnel, our ability to develop, market and sell our solutions will suffer.

We depend on technology licensed from other companies. We may not be able to renew these licenses as they expire from time to time, and we may not be able to replace the licensed technology without significant expense or engineering efforts, if at all.

         Our desktop player software, which runs on an end user's personal computer to allow the user to view an event, and our Enterprise Communications Server product, which enables customers to deliver events to their target audiences through Web-based channels, include technologies that other companies have licensed to us. If we are unable to maintain or renew these licenses when they expire, we would be forced to remove these technologies from our products and develop or license comparable technologies. This could require additional license fees or extensive engineering efforts, or significantly decrease our products' functionality, either of which could harm our business, financial condition and operating results.

         In addition, we have developed our products to integrate well with the Microsoft Windows NT operating system, the operating system used by most of our customers to run our software. If the Windows NT operating system is changed by Microsoft so that it no longer integrates well with our products, or if Windows NT experiences technical problems, the operation of our software could be impaired. In that event, our business, financial condition and operating results could be harmed. Microsoft is not obligated to ensure that Windows NT integrates well with our products.

         We may be required to obtain licenses from third parties to refine, develop, market and deliver new products. We may be unable to obtain any needed license on commercially reasonable terms or at all and rights granted under any licenses may not be valid and enforceable.

                                       9.

We operate in markets that will become increasingly competitive, which could lead to decreasing prices and reduced profitability.

         The market for rich media business-to-business communications solutions is new and rapidly evolving. We expect that competition will intensify. Increased competition could lead to decreasing prices and profitability. We compete with companies that offer components of a rich media business-to-business communications solution, including:

         -    providers of rich media software tools;

         -    multimedia content production and delivery companies;

         - companies that provide content hosting services, which include storing, delivering and tracking the distribution of content; and

         -    traditional   business-to-business   communications  and  learning
              solution companies that offer live meeting and seminar services.

         In addition,  our customers and potential  customers represent a source
of   competition    to   the   extent   they   decide   to   develop    in-house
business-to-business communications solutions.

         Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than we do. These competitors may also be able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive pricing policies and make more attractive offers to potential employees and partners. We may be unable to compete successfully against current or future competitors, and competitive pressures may cause our business to suffer.

Our management team has little experience working together in their current positions, which could limit the team's effectiveness in operating our business.

         Our management team does not have significant experience working together at Eloquent in their current positions. This could prevent or limit our management team's ability to work together effectively. The failure of our management team to work together effectively could delay efficient decision-making and execution of business objectives, which would negatively impact our business, financial condition and operating results.

We may not be able to adequately manage our anticipated growth, which could impair our efficiency and negatively impact our operations.

         We may not be able to manage our growth effectively, which could impair our efficiency, reduce the quality of our solutions, impair further growth and harm our business, financial condition and operating results. If we do not effectively manage this growth, we will not be able to operate efficiently or maintain the quality of our products. Either outcome would harm our operating results. In the past, we have experienced rapid growth, and we plan to continue to expand our operations. This expansion is expensive and places a significant strain on our personnel and other resources. To manage our expanded operations effectively, we will need to further improve our operational, financial and management systems and successfully hire, train, motivate and manage our employees.

We plan to expand our business into international markets, in which we have no prior experience. International expansion will require significant resources and will subject us to new risks that may limit our return from our international sales efforts.

         One of our strategies to increase our sales sufficiently to achieve profitability is to add an international sales force and operations. This expansion will involve a significant use of management and financial resources, particularly because we have no previous experience with international operations. We may not be successful in creating international operations or sales. In addition, international business activities are subject to a variety of

                                      10.

risks, including the adoption of laws, currency fluctuations, actions by third parties and political and economic conditions, any of which could restrict or eliminate our ability to do business in foreign jurisdictions.

We will depend on revenue from our content hosting business, which will suffer if our hosting equipment or software system experience failures.

         Our future success depends in part on our ability to successfully host our customers' content on our servers. Our ability to host content will depend on the efficient and uninterrupted operation of our computer and communications hardware and software systems. We do not have fully redundant content hosting systems or a formal disaster recovery plan. We also may not have business interruption insurance sufficient to compensate us for losses that may occur. All of our content hosting servers are located at XO Communications, Inc.'s ("XO") facilities in Cupertino, California. These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures or similar events. They are also subject to computer viruses, break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at the XO facility could result in interruptions in our content hosting service. In addition, the failure by XO to provide the data communications capacity that we require could result in interruptions in our content hosting service. Any damage to or failure of our content hosting systems could result in interruptions in our content hosting service. System interruptions will reduce our revenue and profits, and our future revenue and profits will be harmed if our customers believe that our content hosting system is unreliable.

Potential errors in our software could harm our reputation and reduce our sales and profitability.

         Software defects discovered after we release our software could result in loss of revenue, delays in market acceptance and harm to our reputation. Any product liability claim against us, if successful and of sufficient magnitude, could harm our profitability and future sales. Our software has in the past contained, and may in the future contain, "bugs" or errors. Although we typically design our customer license agreements to contain provisions that limit our exposure to potential product liability claims, we cannot guarantee that contractual limitations of liability would be enforceable or would otherwise protect us from liability for damages to a customer resulting from a defect in our software. Even though we maintain insurance that covers damages arising from the implementation and use of our software, we cannot assure you that our insurance would cover or be sufficient to cover any product liability claims against us.

We have in the past experienced returns of our products, and as our business grows we may experience increased returns, which could harm our reputation and negatively impact our operating results.

         In the past, some of our customers have returned our rich media events to us because they felt that modifications were required for the product to meet project specifications and the customer's requirements. It is likely that we will experience some level of returns in the future and, as our business grows, the amount of returns may increase despite our efforts to minimize returns. Also, returns may adversely affect our relationship with affected customers and may harm our reputation. This could cause us to lose potential customers and business in the future.

Power outages in California may adversely affect us.

         We conduct most of our operations in the state of California and rely on a continuous power supply to conduct operations. California's current energy crisis could substantially disrupt our operations and increase our expenses. California has recently implemented, and may in the future continue to implement, rolling blackouts throughout the state. Although state lawmakers are working to minimize the impact, if blackouts interrupt our power supply, we may be temporarily unable to continue operations at our facilities. Any such interruption in our ability to continue operations at our facilities could delay the development and production of our products and disrupt communications with our customers or suppliers. Future interruptions could damage our reputation and could result in lost revenue, either of which could substantially harm our business and results of operations. Furthermore, shortages in wholesale electricity supplies have caused power prices to increase. If wholesale prices continue to increase, our operating expenses will likely increase which will have a negative effect on our operating results.

                                      11.

The failure to protect our intellectual property may impair our competitive position.

         Our copyrights, service marks, trademarks, trade secrets, proprietary technology and similar intellectual property are critical to our success. If we are unable to adequately protect our rights from infringement by competitors or others, or from misuse by our licensees, the competitive advantage that our rights provide will be weakened.

         We rely on trademark and copyright law, trade secret protection and confidentiality and license agreements with our employees and independent contractors to protect our proprietary rights. We strategically pursue the registration of trademarks and service marks in the United States and abroad. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available.

         We have licensed in the past, and expect to license in the future, certain of our proprietary rights to third parties. The steps taken by us to protect our proprietary rights may not be adequate. Although we attempt to ensure that the quality of our brand is maintained by these licensees, licensees may take actions that may harm the value of our proprietary rights or reputation.

We may become subject to intellectual property litigation in the future that could cause us to incur significant expense and could require us to alter our products.

         We may be subject to legal proceedings and claims associated with our intellectual property from time to time in the future. These claims, even if without merit, could cause us to expend significant financial and managerial resources. Further, if these claims are successful, we may be required to change our trademarks, alter our copyrighted material or pay financial damages, any of which could harm our business. Third parties may infringe or misappropriate our copyrights, trademarks or similar proprietary rights in the future. In such event, we may be forced to pursue infringement claims against such third parties. These claims also could cause us to expend significant financial and managerial resources.

                          Risks Related to the Internet

Our future success depends on continued growth in use of the world wide web for business-to-business communications.

         Our business could suffer if Web usage does not continue to grow. Web usage may be inhibited for a number of reasons, including:

         -    inadequate network infrastructure;

         -    security concerns;

         -    inconsistent quality of service;

         -    lack of availability of cost-effective and high-speed service; and

         -    changes in government regulation of the Web.

         If Web usage grows, the Web infrastructure may not be able to support the demands placed on it by this growth, or its performance and reliability may decline. In addition, future outages and other interruptions occurring throughout the Web could lead to decreased use of our products and would therefore harm our business.

If we are unable to keep up with the rapid technological changes that characterize the web, our business will suffer.

         Our future success will depend on our ability to continually improve our solutions. To do so, we will need to continually enhance our solutions in response to the rapid technological developments, evolving industry

                                      12.

standards and user demands, and frequent new product introductions and enhancements that characterize the market for Web products and services. In the event new multimedia enabling technologies are developed and widely adopted, we may be required to make fundamental and costly changes in our technology. We may not be able to make these enhancements or changes in a cost-effective manner fast enough to keep up with our competitors or at all. In this event, our business would suffer.

                        Risks Related to Our Common Stock

Our stock price has been extremely volatile in the past and is likely to be extremely volatile in the future, which could cause you to lose all or a part of your investment and may result in costly and distracting securities litigation.

         The market price of our common stock has been volatile in the past and is likely to be extremely volatile in the future. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Securities litigation could result in substantial costs and a diversion of our management's attention and resources. The stocks of Web-related and technology companies like ours have experienced extreme price and volume fluctuations in recent months, many of which appear unrelated to the companies' business, financial condition or operating results. Although the market price of our stock will in part be based on our business, financial condition and operating results, we expect that it will also be affected to a significant degree by these market-wide and industry-wide price and volume fluctuations.

If we fail to meet Nasdaq national market listing requirements, our common stock will be delisted.

         Our Common Stock is currently listed on the Nasdaq National Market. Nasdaq has requirements that a company must meet in order to remain listed on the Nasdaq National Market. These requirements include maintaining a minimum bid price of $1.00 and minimum net tangible assets of $4.0 million. The minimum bid price for our Common Stock has been below $1.00 on several occasions recently. Our net tangible assets are approximately $31.8 million at June 30, 2001, however, if we continue to experience losses from operations and we are unable to raise additional funds, our net tangible assets will decline. If as a result of the application of these listing requirements, our Common Stock were delisted from the Nasdaq National Market, our stock would become hard to buy and sell. Further, our stock could then potentially be subject to what are known as the "penny stock" rules, which place additional requirements on broker-dealers who sell or make a market in such securities. Consequently, if we were removed from the Nasdaq National Market, the ability or willingness of broker-dealers to sell or make a market in our Common Stock might decline. As a result, your ability to resell your shares of our Common Stock could be adversely affected.

Our directors and executive officers own a significant portion of our common stock, which enables them to control matters decided by the stockholder.

         Our directors and executive officers and their affiliates beneficially own a significant portion of our common stock. As a result of their beneficial ownership, our directors and executive officers, acting alone or with others, are able to control most matters requiring stockholder approval, including the election of directors and approval of significant transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of Eloquent. This could prevent our stockholders from realizing a premium over the market price for their shares or from bringing about a change in management.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.

                                      13.

                                 DIVIDEND POLICY

         We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings to support operations and to finance the growth and development of our business and we do not anticipate paying cash dividends for the foreseeable future.

                       WHERE YOU CAN GET MORE INFORMATION

         We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C., as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         - Annual Report on Form 10-K for the year ended December 31, 2000, as amended by Amendment No. 1 to Annual Report on Form 10-K/A filed on April 30, 2001;

         -    Quarterly  Report on Form  10-Q for the  quarter  ended  March 31,
              2001;

         -    Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

         - Current Report on Form 8-K filed on July 6, 2001 and amended on Form 8-K/A filed on September 7, 2001; and

         - The description of the Company's Common Stock contained in our Registration Statement on Form 8-A, as filed on January 21, 2000.

         You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                                 Eloquent, Inc.
                      2000 Alameda De Las Pulgas, Suite 100
                               San Mateo, CA 94403
                                 (650) 294-6500

         This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                              SELLING STOCKHOLDERS

         In our acquisition of Rebop Media, Inc., which we consummated on July 5, 2001, we issued to certain of the selling stockholders shares of our common stock. We also assumed the outstanding options to purchase shares of Rebop's common stock, such that certain other selling stockholders now hold options to purchase shares of our

                                      14.

common stock. We agreed to register for resale the shares issued to the selling stockholders and the shares issuable to the selling stockholders on exercise of the options assumed. We agreed to use our commercially reasonable efforts to keep the registration statement effective until June 22, 2002. Our registration of the shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares.

         The following table sets forth certain information regarding the beneficial ownership of our common stock, as of October 5, 2001 by each of the selling stockholders. The information provided in the table below with respect to each selling stockholder has been obtained from that selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

         Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable.

         The share amount set forth below for Clifford Reid represents 12.1% of our outstanding stock as of October 5, 2001 adjusted as required by rules promulgated by the SEC. None of the other share amounts set forth below represents more than 1% of our outstanding common stock as of October 5, 2001 adjusted as required by rules promulgated by the SEC. These percentages are based on 18,533,675 shares outstanding on July 31, 2001, adjusted as required by rules promulgated by the SEC.

  Selling Stockholder and Affiliation       Number of       Shares Being      Percentage of Shares      Shares Held in
            with Registrant               Shares Owned        Offered              Outstanding              Escrow
---------------------------------------- ---------------- ----------------- -------------------------- ------------------

Clifford Reid, (1)                         2,233,314(2)        524,314               12.1%                  52,431
Kenneth Grant (3)                             63,308            63,308                   *                   6,330
Charles Anderson (4)                          63,308            63,308                   *                   6,330
Neal Rutta                                    63,308            63,308                   *                   6,330
Murray Low                                    58,243            58,243                   *                   5,824
Brett Johnson                                 30,000            30,000                   *                   3,000
Logigear Corporation (5)                      39,595(7)         39,595                   *                      --
Viragos TM (6)                                 7,919(7)          7,919                   *                      --

*Less than 1%.

(1) Clifford Reid has served as the Chairman of the Board since the Registrant's inception in March 1995 and as the Chief Executive Officer of the Registrant since November 2000. Mr. Reid previously served as the Chief Executive Officer and President of the Registrant from March 1995 until January 1999.

(2) Shares are beneficially owned by the Clifford A. Reid Living Trust.

(3) Kenneth Grant was employed periodically by the Registrant as a principal architect and later as an independent consultant from November 1995 until June 2000. Since the acquisition of Rebop by the Registrant, Mr. Grant has been employed fulltime by the Registrant as the chief architect.

                                      15.

(4) Charles Anderson was employed fulltime by the Registrant as a software engineer from October 1995 until April 1997. Since the acquisition of Rebop by the Registrant, Mr. Anderson has been employed fulltime by the Registrant as a software engineer.

(5) Logigear Corporation has been employed periodically by the Registrant as an independent software consultant since August 2001.

(6) Viragos TM has been employed periodically by the Registrant as an independent marketing consultant since December 2000.

(7) Represents the number of shares of our common stock issuable to these selling stockholders on the exercise of options to purchase shares of common stock of Rebop Media, Inc., assumed by us in connection with the acquisition of Rebop.

                              PLAN OF DISTRIBUTION

         The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. As used in this prospectus, "selling stockholders" includes donees, pledgees, transferees and other successors in interest selling shares received from a selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer. Upon receiving notice from a selling stockholder that a donee, pledgee, transferee or other successor in interest intends to sell more than 500 shares, we will file a supplement to this prospectus. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

         - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

         -    in the over-the-counter market;

         -    in private transactions;

         -    through options;

         -    by pledge to secure debts and other obligations; or

         -    a combination of any of the above transactions.

         If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

         The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in the sale of shares of common stock described in this prospectus against certain liabilities, including liabilities arising under the Securities Act of 1933.

         Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders may not sell all of the shares they hold. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

                                      16.

         To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

         Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

         All expenses of this registration will be paid by us. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws.

                                  LEGAL MATTERS

         For the purpose of this offering, Cooley Godward LLP, San Francisco, California, is giving an opinion as to the validity of the common stock offered by this prospectus.

                                     EXPERTS

         The financial statements of Eloquent, Inc. incorporated in this Prospectus by reference to the Annual Report on Form 10 K/A of Eloquent, Inc for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The financial statements of Rebop Media, Inc. incorporated in this Prospectus by reference to Eloquent, Inc's Current Report on Form 8-K/A dated September 7, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independant accountants, given on the authority of said firm as experts in auditing and accounting.

                                      17.

================================================================================


We have not authorized any dealer,  sales person or other
person   to  give   any   information   or  to  make  any
representations   other  than  those  contained  in  this
prospectus  or any  prospectus  supplement.  You must not
rely on any unauthorized information.  This prospectus is
not an offer of these  securities  in any state  where an
offer  is  not   permitted.   The   information  in  this
prospectus is current as of _________, 2001. You should not assume that this prospectus is accurate as of any other date.

                      849,995 SHARES

                       COMMON STOCK


                        PROSPECTUS


                      ELOQUENT, INC.

                     ___________, 2001


TABLE OF CONTENTS                                    PAGE

Special Note on Forward-Looking Statements............4
Prospectus Summary....................................4
Risk Factors..........................................7
Use of Proceeds.......................................13
Dividend Policy.......................................14
Where You Can Find More Information...................14
Selling Stockholders..................................14
Plan of Distribution..................................16
Legal Matters.........................................17
Experts...............................................17


================================================================================

                                       18.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The following table sets forth the costs and expenses, all of which will be paid by us, in connection with the distribution of our common stock being registered. All amounts are estimated, except the SEC registration fee:

SEC registration fee................................................ $   146.62
Accounting fees..................................................... $   10,000
Legal fees and expenses............................................. $   30,000
Miscellaneous....................................................... $   20,000
Printing and engraving.............................................. $    5,000
Total............................................................... $65,146.62

Item 15. Indemnification of Officers and Directors

         Our amended and restated certificate of incorporation contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

         -    any breach of the director's duty of loyalty;

         - acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

         -    payment  of  dividends  or  approval  of  stock   repurchases   or
              redemptions that are unlawful under Delaware law; or

         - any transaction from which the director derives an improper personal benefit.

         These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

         Our bylaws require us to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware law. We may modify the extent of such indemnification by individual contracts with our directors and executive officers. Further, we may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our board of directors.

         We have entered into indemnity agreements with each of our current directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. The litigation described in our quarterly report filed on Form 10-Q for the quarterly period ended June 30, 2001 describes litigation pending against the Company which may give rise to claims by certain of our current and former officers for indemnification. At present, there is no other pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any other threatened litigation that may result in claims for indemnification. We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but we are not required to do so. We have obtained directors' and officers' liability insurance.

                                      19.

Item 16. Exhibits and Financial Statement Schedules


Exhibit
 Number                    Description of Document

  5.1  Opinion of Cooley Godward LLP.
 23.1  Consent of PricewaterhouseCoopers LLP, (Registrant).
 23.2  Consent of PricewaterhouseCoopers LLP, (Rebop).
 23.3  Consent of Cooley Godward LLP (Reference is made to Exhibit 5.1).
 24.1  Power of Attorney (Reference is made to the signature page).

Item 17. Undertakings.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the provisions described in Item 14 or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

                                      20.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the 5th Day of October, 2001.

                                ELOQUENT, INC.

                                By:    /s/ Clifford A. Reid
                                       -------------------------------------
                                                    Clifford A. Reid
                                         Chief Executive Officer and Director


                                POWER OF ATTORNEY

         KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Clifford A. Reid and R. John Curson and each of them, jointly and severally, his attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact or his substitute or substitutes, may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this Form S-3 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

SIGNATURE                                            TITLE                                   DATE
---------                                            -----                                   ----

 /s/ Clifford A. Reid                       Chairman of the Board, Chief                October 5, 2001
---------------------------                 Executive Officer and Director
Clifford A. Reid                            (Principal Executive Officer)


 /s/ R. John Curson                         Chief Financial Officer, Secretary,         October 5, 2001
---------------------------                 and Treasurer (Principal Financial
R. John Curson                              and Accounting Officer)


 /s/ Michael E. Herman                               Director                           October 5, 2001
---------------------------
Michael E. Herman


 /s/ Sara M. Nolan                                   Director                           October 5, 2001
---------------------------
Sara M. Nolan


 /s/ Anthony P. Brenner                              Director                           October 5, 2001
---------------------------
Anthony P. Brenner


 /s/ Terry L. Opdendyk                               Director                           October 5, 2001
---------------------------
Terry L. Opdendyk

                                      21.